FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA ANNOUNCES NON-EXECUTIVE BOARD CHANGES

17 February 2015

AstraZeneca today announced that Dr Cornelia (Cori) Bargmann will be proposed to shareholders for election as a Non-Executive Director at the Company's Annual General Meeting (AGM) on 24 April 2015. On election, the Board also proposes appointing Dr Bargmann to AstraZeneca's Science Committee.

Cori is the Torsten N. Wiesel Professor and head of the Lulu and Anthony Wang Laboratory of Neural Circuits and Behavior at The Rockefeller University, New York, and a Howard Hughes Medical Institute investigator.

John Varley, senior independent Non-Executive Director and Dame Nancy Rothwell, Non-Executive Director, both intend to retire from the Board at the close of the AGM on 24 April 2015, each having served as a Board member for nine years. John is currently Chairman of the Remuneration Committee and a member of the Nomination and Governance Committee. Dame Nancy Rothwell is currently Chairman of the Science Committee, and a member of the Remuneration Committee and the Nomination and Governance Committee.

As a result of the retirement of John Varley and Dame Nancy Rothwell, the following Board Committee changes will take place with effect from the close of the AstraZeneca 2015 AGM:

• Rudy Markham will become senior independent Non-Executive Director.
• Graham Chipchase will become Chairman of the Remuneration Committee and a member of the Nomination and Governance Committee.
• Bruce Burlington will become Chairman of the Science Committee and a member of the Nomination and Governance Committee.
• Geneviève Berger will oversee sustainability matters on behalf of the Board.

In addition, Shriti Vadera will become a member of the Remuneration Committee with immediate effect.

Leif Johansson, AstraZeneca Chairman, said: "John Varley and Dame Nancy Rothwell have been committed and hard-working Board members, serving the Company and its shareholders for the best part of a decade. I would like to pay tribute to their experience, wisdom, common sense and collegiality, as well as their leadership of the Remuneration Committee and the Science Committee respectively. I speak for all of my colleagues on the Board in saying that we will miss them and their contribution to our work; they go with our very best wishes for their future endeavours."

"Their retirement has provided us with an opportunity to propose the appointment of new Board members. We welcomed Ann Cairns last year and are delighted that Cori Bargmann has agreed to join the Board in April. Cori will bring a wealth of experience in scientific research, fitting the needs of AstraZeneca's Board very well."

All other current Directors will be presenting themselves for re-election at the AGM, in accordance with AstraZeneca's normal practice.

In making the proposals and Board Committee appointments described above, the Board considered and satisfied itself as to the availability and time commitment of the Directors concerned.

In relation to the proposed election of Cori Bargmann as a Non-Executive Director, there are no directorships to disclose under paragraph (1) and no disclosure obligations arise under paragraphs (2) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules.

-ENDS-

NOTES TO EDITORS

Dr Cori Bargmann - biographical details

Dr Cori Bargmann is the Torsten N. Wiesel Professor and head of the Lulu and Anthony Wang Laboratory of Neural Circuits and Behavior at The Rockefeller University, New York. She has been a Howard Hughes Medical Institute investigator since 1995. She is a neurobiologist who studies the relationships between genes, neural circuits and behaviour using C. elegans, a tiny roundworm, as the model for her work. Many of the genes and neural pathways in C. elegans are similar to those of mammals and their study provides an insight into the development and functioning of neural circuits.

Cori holds a degree in biochemistry from the University of Georgia and a Ph.D. from the Massachusetts Institute of Technology, where she studied oncogenes with Robert Weinberg. She pursued a postdoctoral fellowship with H. Robert Horvitz at MIT until 1991, when she accepted a faculty position in the Department of Anatomy at the University of California, San Francisco, spending 13 years there, latterly as Vice-Chair of the department. She took up her current position at The Rockefeller University in 2004.

Cori is the recipient of the 2015 Benjamin Franklin Medal in Life Science, one of nine individuals who will be presented with awards by The Franklin Institute, Philadelphia this year. The award is for her contributions to neurobiology that have led to major discoveries elucidating the relationship between genes, neurons, neural circuits and behaviour.

Membership of AstraZeneca Board Committees, with effect from the close of the AGM on 24 April 2015

Audit Committee
Rudy Markham (Chairman of the Committee)
Bruce Burlington
Ann Cairns
Jean-Philippe Courtois
Shriti Vadera

Remuneration Committee
Graham Chipchase (Chairman of the Committee)
Leif Johansson
Rudy Markham
Shriti Vadera

Nomination and Governance Committee
Leif Johansson (Chairman of the Committee)
Bruce Burlington
Graham Chipchase
Rudy Markham

Science Committee
Bruce Burlington (Chairman of the Committee)
Cori Bargmann
Geneviève Berger
Marcus Wallenberg

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                          +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                       +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                        +44 20 7604 8034 (UK/Global)
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Michele Meixell                          + 1 302 885 6351 (US)

Investor Enquiries
Thomas Kudsk Larsen             +44 20 7604 8199      mob: +44 7818 524185
Karl Hård                                    +44 20 7604 8123  mob: +44 7789 654364
Eugenia Litz                               +44 20 7604 8233      mob: +44 7884 735627
Craig Marks                               +44 20 7604 8591      mob: +44 7881 615764
Christer Gruvris                         +44 20 7604 8126      mob: +44 7827 836825

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 17 February 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary